Exhibit 99(a)(1)(D)

FLAT ROCK CAPITAL CORP.

LETTER TO STOCKHOLDERS

THIS IS A NOTIFICATION OF AN OFFER TO PURCHASE, DATED AUGUST 13, 2020. IF YOU ARE NOT INTERESTED IN SELLING YOUR SHARES AT THIS TIME, KINDLY DISREGARD THIS NOTICE.

August 13, 2020

Dear Stockholder:

No action is required of you at this time. We have sent this letter to you only to announce the offer to purchase (the “Offer”) by Flat Rock Capital Corp. (the “Company”). The Offer is for cash at a price equal to the net asset value (“NAV”) per share of our common stock, par value $0.001 per share (“Common Stock”) on September 11, 2020 (the “Purchase Price”), and is made upon the terms and subject to the conditions set forth in the accompanying Offer to Purchase and Letter of Transmittal. The purpose of the Offer is to provide liquidity to our stockholders because there is otherwise no public market for the Shares. The term “Shares” as used herein refers only to those shares of Common Stock that are eligible to be repurchased. The Offer period will begin on August 13, 2020 and end at 11:59 P.M. Central Time, on September 11, 2020. Subject to the limitations contained in the Offer to Purchase, which is attached to this letter, all properly completed and duly executed letters of transmittal returned to us will be processed promptly following the expiration of the Offer period.

IF YOU HAVE NO DESIRE TO SELL ANY OF YOUR SHARES AT THE COMPANY’S NET ASSET VALUE PER SHARE AS OF SEPTEMBER 11, 2020, PLEASE DISREGARD THIS NOTICE.

We will contact you again to notify you when the Company intends to offer to repurchase a portion of its issued and outstanding Common Stock. If you would like to tender a portion or all of your Shares for repurchase at this time, please complete the Letter of Transmittal Form included with this letter and return it in the enclosed envelope. Please see the attached Offer to Purchase for conditions to the Offer, including, but not limited to, the fact that we are only offering to repurchase up to 148,337 shares of our issued and outstanding Common Stock.

All requests to tender shares must be received in good order by the Company, at the address below, by 11:59 P.M. Central Time, on September 11, 2020.

Regular Mail: Flat Rock Capital Corp. C/O DST Systems, Inc. PO Box 219238 Kansas City, MO 64121	Overnight Mail: Flat Rock Capital Corp. C/O DST Systems, Inc. 430 W. 7th Street, Suite 219238 Kansas City, MO 64105

If you have any questions, please call your financial advisor, DST Systems, Inc., our transfer agent, at (844) 292-0365 or us at (212) 596-3413.

Sincerely,

/s/ Robert K. Grunewald
Robert K. Grunewald Chief Executive Officer and Chairman, Flat Rock Capital Corp.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares. The Offer is made solely by the Offer to Purchase, dated August 13, 2020, and the related Letter of Transmittal, and any amendments or supplements thereto. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares of common stock in any jurisdiction in which the making or acceptance or offers to sell shares would not be in compliance with the laws of that jurisdiction.